U. S. Securities and Exchange Commission

                        Washington, D.C. 20549


                              Form 12b-25

                      NOTIFICATION OF LATE FILING

(Check one) _X_ Form 10-K   ___Form 20-F  ___Form 11-K
            ___ Form 10-Q   ___Form N-SAR

For period ended:  August 31, 1999

(   ) Transition Report on Form 10-K
(   ) Transition Report on Form 20-F
(   ) Transition Report on Form 11-K
(   ) Transition Report on Form 10-Q
(   ) Transition Report on Form N-SAR
For the Transition Period Ended: _________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
____________________

PART I - REGISTRANT INFORMATION


                    SUNBURST ACQUISITIONS III, INC.
                          Name of Registrant

                           4807 S. Zang Way
                          Morrison, Colorado             80465
                      Address of Principal Office        Zip Code

Issuer's telephone number:  (303) 979-2404

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( ) a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( ) b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(    ) c.  The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

PART III - NARRATIVE

The audit of the financial statements will not be completed in time.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Jay Lutsky
Name

(303) 979-2404
Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                     (X ) Yes
                     (  ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     (   ) Yes
                     ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                    SUNBURST ACQUISITIONS III, INC.
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 30, 1999


By: /s/ ______________________
       Jay Lutsky, President
       (Authorized representative)